SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated September 8, 2016, the Company reported that in compliance with Section 62 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Net loss	In millions of ARS
	06/30/16	06/30/15
Net loss (twelve-month period)	(1,872)	650
Loss attributable to:
Controlling company’s shareholders	(1,254)	520
Non-controlling interest	(618)	130

2. Shareholders’ Equity	In millions of ARS
	06/30/16	06/30/15
Capital stock	575	574
Treasury shares	4	5
Comprehensive adjustment of capital stock and treasury shares	123	123
Additional paid in capital	793	793
Premium for trading of treasury shares	16	7
Cost of treasury shares	(29)	(34)
Changes in non-controlling interest	94	(6)
Reserve for stock-based payments	67	64
Legal reserve	117	117
Special reserve	4	4
Reserve for future dividends	520	-
Conversion reserve	84	306
Other reserves	(10)	-
Retained earnings	(1,243)	521

Total attributable to controlling company’s shareholders	1,115	2,474
Non-controlling interest	12,386	396
Total Shareholders’ Equity	13,501	2,870

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 578,676,460 (including treasury shares) divided into 578,676,460 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

The Company’s principal shareholder is Cresud S.A.C.I.F. y A. (Cresud) with 366,788,251 shares, accounting for 63.38% of the issued capital stock.

In addition, we report that as of March 31, 2016, after deducting Cresud’s interest and the treasury shares, the remaining shareholders held 208,377,022 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 36.01% of the issued capital stock.

As of June 30, 2016, no warrants or convertible notes for the purchase of the Company’s stock were outstanding.

Below are the highlights for the period ended June 30, 2016:

During fiscal year 2016, we started to consolidate the results of our investment in IDB Development Corporation.

EBITDA for fiscal year 2016 was ARS 6,178 million (ARS 2,974 million from Argentina and ARS 3,204 million from Israel) and we recorded a net loss of ARS 1,872 million, mainly explained by non-cash items such as exchange rate differences and the fair market valuation of Clal, owned by IDBD.

Sales in our shopping centers grew 34% in fiscal year 2016 (30% in the same shopping centers) and EBITDA from this segment rose 36%, reaching ARS 1,810 million.

During fiscal year 2016 we sold investment properties, at a gain of ARS 1,113 million.

In connection with our investment in IDBD, during this year we satisfied all our agreed commitments, and IDBD used such funds to reduce its debt from NIS 4,814 million to NIS 2,785 million.

After year-end, IRSA issued a bond in the local market for USD 184.5 million, accruing interest at 7%, and for ARS 384.2 million, accruing interest at Badlar + 299 bps, due in 2019, and used its proceeds to repay almost all its short term debt.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: September 9, 2016